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EXHIBIT A

Contact:
Andy Oliver                           At THE FINANCIAL RELATIONS BOARD (212) 661-8030:
LEWIS P.R. Inc                        Analysts: Christie Mazurek, cmazurek@frb.bsmg.com
Tel: (619) 702-5571                   General: Alison Ziegler, aziegler@frb.bsmg.com
Email: andyo@lewispr.com              Media: Marty Gitlin, mgitlin@frb.bsmg.com


        GENTIA SOFTWARE REPORTS RECORD LICENSE REVENUE IN SECOND QUARTER

   LICENSE REVENUE INCREASES 42% OVER FIRST QUARTER, 122% OVER YEAR-AGO PERIOD

             CONCLUDING $5.0 MILLION OF ADDITIONAL GENTIA FINANCING

BOSTON, MASS. - July 20, 2000 - Gentia Software (Nasdaq: GNTI), a leading provider of intelligent analytical applications for enterprise-wide deployment, today reported its results for the second quarter, ended June 30, 2000. Gentia reported marginal net income for the second quarter of 2000. This compares with net income of $0.2 million, or $0.02 per share, for the first quarter of 2000 and a net loss of $6.3 million, or ($0.62) per share, for the year-ago quarter.

Revenues for the second quarter of 2000 increased 20% to $8.0 million from $6.7 million in the first quarter of 2000 and increased 34% from $6.0 million in the year-ago quarter. Total second quarter revenue included $5.2 million in license revenue, representing growth of 42% and 122% over license revenue in the first quarter of 2000 and the year-ago quarter, respectively.

"We are extremely pleased by the continued acceleration in license revenue growth in our Enterprise Performance Management (EPM) division during the quarter," said Steve Fluin, Gentia's Chief Executive Officer. "Our investment in Gentia's market-leading Balanced Scorecard application is paying off with significant new deals from operations including Barclays Capital, Liberty Life, Infinion, Kimberly-Clark and new license revenues through the recently established IBM (NYSE: IBM) channel."

On June 28, Gentia's THINKAnalytics subsidiary launched the THINKCRA(TM) suite of integrated Customer Relationship Analytics applications at the DCI Conference in Boston, MA. This leading-edge technology offers organizations the predictive intelligence and analytical capabilities to analyze the data in CRM systems. THINKCRA provides the necessary scalability, data integrity and knowledge-sharing that is essential to successfully analyze the undeniable interplay among customer attributes, the products they buy, the loyalty they demonstrate and their impact on marketing initiatives.

"CRM Analytics is a market where we see significant opportunity for future growth," added Fluin. "To date, the THINKCRA application suite, based on our K.Wiz technology, has been very well received throughout the CRM industry and we are aggressively capitalizing on our first mover advantage. During the quarter we licensed our K.wiz platform to Norkom, a privately held CRA company, and we also concluded our first direct sale for this application suite to ARC International, a leading supplier of consumer glassware products in the United States. In the quarters ahead, we expect to expand both our direct and indirect sales and marketing efforts to achieve significant revenue growth. We are also delighted to announce that our relationship with IBM has been extended and their Global Services Division will be working closely with THINKAnalytics to implement our THINKCRA application suite in joint customer situations. This will create additional licensing opportunities as we move into the second half of the year."

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


Nick Bray, Gentia's Chief Financial Officer commented, "We have accelerated growth in license revenue, while successfully maintaining Gentia's profitability. The profits of the EPM division have been invested in launching the THINKAnalytics business. Our early success with the THINKCRA application suite warrants acceleration of this investment in the quarters ahead to capitalize on what is universally recognized as a massive growth market. We are in the process of raising $5.0 million from a placement of Gentia stock to private investors. This income will be used to further develop our EPM application suite and to provide general working capital needs. We are also in the process of raising between $10-$12 million from a private placement of THINKAnalytics stock. This placement is being managed by William Blair, our Chicago-based investment bankers and is anticipated to be completed before the end of quarter three. These funds will be used to accelerate our growth in the Customer Relationship Analytics market sector."

"As a stand-alone business, excluding expenses related to THINKAnalyticS, our EPM division would have reported net income of approximately $0.5 million, or $0.04 per share, in the second quarter," continued Bray. "Our EPM division's performance, which resulted in our fourth consecutive quarter of profitability, enabled us to increase funding for the launch of our Customer Relationship Analytics (CRA) business during the quarter. In addition, the EPM division's continued development efforts delivered Wireless Scorecard, an extension to Gentia's Balanced Scorecard application for strategy management and the formation of an Application Service Provider (ASP) business for the delivery of the Company's market-leading Balanced Scorecard application."

Fluin concluded, "We are excited by the opportunities available to the Company. We will continue to grow our core EPM business by leveraging new sales and delivery channels, such as the recently created ASP business. This will extend the appeal of our market-leading EPM applications into the mid-market. In addition, we will continue the expansion of our successful partnering and channels model with organizations such as IBM and we will work to establish the THINKAnalytics subsidiary with THINKCRA in the marketplace, bringing predictive intelligence to the CRM industry."

ABOUT GENTIA SOFTWARE

Gentia Software (Nasdaq: GNTI) is a leading supplier of intelligent analytical applications for enterprise performance management and customer relationship management. Its product suites sustain and improve business performance by improving the quality of customer interactions and driving strategy and performance management. Gentia incorporates unique technology and the world-class consulting expertise of partners including IBM, NCR, PWC and KPMG. Gentia offers best-in-class solutions for Fortune 1,000 companies including Volvo, Sprint, Bell Atlantic, Credit Suisse First Boston and Motorola. For more information, visit www.gentia.com or call 1-888-4GENTIA (United States), +44
(0)20 8971 4000 (Europe).

ABOUT THINKANALYTICS

THINKAnalytics Corporation, headquartered in Boston, MA, is a software vendor that focuses on Customer Relationship Analytics (CRA). THINKCRA is THINKAnalytics' packaged analytical application. It helps organizations understand their customers by analyzing customer information buried in front-office CRM and other corporate systems' data. It provides detailed, actionable information in areas including customer segmentation, customer loyalty, customer value and marketing effectiveness. THINKAnalytics is a wholly owned subsidiary of Gentia Software (Nasdaq:GNTI).

THIS NEWS RELEASE CONTAINS STATEMENTS OF A FORWARD-LOOKING NATURE RELATING TO THE FINANCIAL PERFORMANCE OF GENTIA SOFTWARE. SUCH STATEMENTS ARE BASED UPON THE INFORMATION AVAILABLE TO MANAGEMENT AT THIS TIME, AND THEY NECESSARILY INVOLVE RISK BECAUSE ACTUAL RESULTS COULD DIFFER MATERIALLY FROM CURRENT EXPECTATIONS. AMONG THE MANY FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER FROM THOSE SET FORTH IN THE COMPANY'S FORWARD-LOOKING STATEMENTS ARE CHANGES IN GENERAL ECONOMIC CONDITIONS, ACTIONS TAKEN BY CUSTOMERS OR COMPETITORS, AND THE RECEIPT OF MORE OR FEWER ORDERS THAN EXPECTED.

                           --FINANCIAL TABLES FOLLOW--

                               GENTIA SOFTWARE PLC
                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

                                                             THREE MONTHS ENDED               SIX MONTHS ENDED
                                                          ----------------------------------------------------------
                                                            JUNE 30,       JUNE 30,        JUNE 30,        JUNE 30,
                                                              2000           1999            2000            1999
                                                          ----------------------------------------------------------

                                                                  US$            US$             US$             US$

Revenues:
     License..............................................     $5,242         $2,366          $8,926          $4,660
     Services and other...................................      2,761          3,586           5,740           7,243
                                                          -----------    -----------     -----------    ------------
                                                                8,003          5,952          14,666          11,903

Cost of revenues:
     License..............................................        176            868             387           1,000
     Services and other...................................      1,619          2,303           3,258           4,918
                                                          -----------    -----------     -----------    ------------
                                                                1,795          3,171           3,645           5,918

Gross profit..............................................      6,208          2,781          11,021           5,985

Operating expenses:
     Sales and marketing..................................      4,104          4,778           6,705           8,436
     Research and development.............................        864          1,547           1,837           3,134
     General and administrative...........................        863          1,025           1,574           2,014
     Restructuring costs..................................          -          1,376               -           1,876
     Goodwill amortization................................        323            384             584             584
                                                          -----------    -----------     -----------    ------------
                     Total operating expenses.............      6,154          9,110          10,700          16,044

Income/(loss) from operations.............................         54         (6,329)            321         (10,059)
Interest (expense)/income.................................        (38)            28            (128)             69
                                                          -----------    -----------     -----------    ------------
Income/(loss) before provision for income taxes...........         16         (6,301)            193          (9,990)

Provision for income taxes................................          -              -               -               -
                                                          -----------    -----------     -----------    ------------
Net income/(loss).........................................        $16        ($6,301)           $193         ($9,990)
                                                          ===========    ===========     ===========    ============

Basic earning per share...................................      $0.00         ($0.62)          $0.02          ($0.98)
Diluted earning per share.................................      $0.00         ($0.62)          $0.01          ($0.98)

     Shares used to compute basic EPS.....................     12,044         10,214          11,388          10,205
     Shares used to compute diluted EPS...................     14,758         10,214          13,897          10,205
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                                    --more--

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                               GENTIA SOFTWARE PLC
                      CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                             JUNE 30                 DECEMBER 31
                                                                              2000                      1999
                                                                         ----------------          ----------------
                                                                          (UNAUDITED)                (UNAUDITED)
                                                                                      (IN THOUSANDS)

                                                                                      US$                      US$

ASSETS
    Current assets:
           Cash and cash equivalents                                              $(1,142)                  $2,968
           Accounts receivable, net of allowances                                  13,248                    7,757
                Trade account receivables                                          15,775                   11,214
                Less: Allowance for doubtful debt                                  (2,527)                  (3,457)
           Prepaid expenses and other current assets                                1,136                      559
           Tax recoverable                                                              -                        -
                                                                            -------------            -------------
    Total current assets                                                           13,242                  $11,284

    Property and equipment, net                                                     1,068                    1,153
    Purchased software, net of amortization of $870
        (Dec 31, 1999 - $609)                                                       1,739                    2,000
    Goodwill on acquisition, net of amortization of $2,608
        (Dec 31, 1999 - $2,286)                                                     5,360                    3,831
                                                                            -------------            -------------
Total assets                                                                      $21,409                  $18,268
                                                                            =============            =============

LIABILITIES AND SHAREHOLDERS' EQUITY

    Current liabilities:
           Current portion of lease obligations                                       $74                      $46
           Accounts payable                                                         2,679                    2,784
           Accrued liabilities                                                      1,951                    2,624
           Deferred revenues                                                        3,918                    3,259
           Other accounts payable                                                     917                    1,289
           Short Term loans                                                         1,103                    4,442
                                                                            -------------            -------------
    Total current liabilities                                                     $10,642                  $14,444

    Non current liabilities:
           Long-term portion of lease obligations                                     102                      121
                                                                            -------------            -------------
Total Liabilities                                                                 $10,744                  $14,565


    Shareholders' equity:
           Ordinary shares                                                          2,980                    2,481
           Additional paid-in capital                                              35,222                   29,009
           Retained (deficit)                                                     (26,502)                 (26,695)
           Cumulative translation adjustment                                       (1,035)                  (1,092)
                                                                            -------------            -------------
    Total shareholders' equity                                                    $10,665                   $3,703
                                                                            -------------            -------------

Total liabilities and shareholders' equity                                        $21,409                  $18,268
                                                                            =============            =============

                                       ###

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